April 12, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Pamela A. Long, Esq. Assistant Director
    Re:
    Novamerican Steel Inc
    Amendment No. 1 to Form F-3 Filed on March 30, 2005
    File No. 333-122923
    and
    Form 20-F for the Fiscal Year Ended November 27, 2004
    File No. 0-29506

Ladies and Gentlemen:

        Novamerican Steel Inc., a Canadian corporation, has filed today via EDGAR with the Securities and Exchange Commission Amendment No. 2 to the above-referenced Registration Statement ("Amendment No. 2"). We refer you to the letter of comments of the Staff of the Commission dated April 7, 2005 (the "Comment Letter"). This letter responds to the comments of the Staff contained in the Comment Letter. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter. Following each comment, a response is provided in regular type. If you would like to discuss the responses, you may contact Erin Powers Brennan or David A. Cifrino at (617) 535-4000.

        Six (6) courtesy paper copies of Amendment No. 2 have been sent to Pamela Long of the Staff. We have marked six (6) copies of Amendment No. 2 to show the changes from Amendment No. 1 the Registration Statement as filed with the Commission on March 30, 2005.

General

Prospectus Cover Page

        1.    Please disclose that the offering is being underwritten on a firm commitment basis.

Response:    We note the Staff's comments and have amended the cover page of the prospectus by including language complying with Item 501(b)(8) of Regulation S-K.

        2.    We have reviewed your response to prior comment 10. We note the contract at your Ashland facility will expire on April 30, 2005 and is currently being renegotiated. We also note that labor contracts at two other facilities will expire on June 30, 2005. Update the information on these matters to the latest practical date. In the last sentence the company mentions the impact of widespread work stoppages. It is not clear whether the company expects possible work stoppages in the foreseeable future.

Response: Additional disclosure in response to this comment has been added to page 40 of Amendment No. 2.

MD&A, page 18

        3.    We note your response to prior comments 16 and 17. Supplementally, please disclose to us your backlog as of a recent date and as of a comparable date in the preceding fiscal year.

Response:    We reaffirm our responses to prior comments 16 and 17 provided in our letter dated March 30, 2005. As part of their inventory and production management, our customers typically release orders on a just-in-time basis and generally use one week forecasts for placement of orders. However, such forecasts are changed, with additions and cancellations, on a near-daily basis. As a result, orders that we hold at any point in time are not completely accurate indicators of the volume of product that we eventually ship. Typically, we do not receive firm orders more than one week in advance. Because our firm orders are so variable and have short lead times, backlog, in the traditional sense, at any point in time is not a meaningful indicator of the trend of our overall business and does not constitute a material portion of our overall revenues. We use orders on-hand principally to plan our production schedules and overtime requirements for the coming week.

        4.    We have reviewed your response to prior comment 19. Please enhance management's discussion and analysis to include your assessment of whether increasing pricing trends for steel products are sustainable. To help investors understand your assessment, it may be helpful to discuss the factors that caused prices to increase. Please also discuss the impact on your liquidity and results of operations if steel raw material prices stabilize or decline. Please refer to the Focus on Material Trends and Uncertainties section of SEC Release 33-8350.

Response:    Additional disclosure in response to this comment has been added to pages 18 and 19 of Amendment No. 2.

Principal and Selling Shareholders, Page 47

        5.    We reissue prior comment 25. Please describe below how the selling shareholders acquired the shares they are selling.

Response:    Additional disclosure in response to this comment has been added to page 49 of Amendment No. 2.

Exhibit 5.1—Legal Opinion

        6.    In the third paragraph, you cannot assume that the officers signing the certificates have the legal authority to do so. Please revise.

Response:    The opinion of Stikeman Elliott LLP attached as Exhibit 5.1 to Amendment No. 2 has been revised in response to this comment.

        7.    In the fourth paragraph, you based your opinion that the shares will be validly issued, fully paid and non-assessable "when issued and sold" in the manner contemplated by the registration statement. Since the shares are already issued, please advise.

Response:    The opinion of Stikeman Elliott LLP attached as Exhibit 5.1 to Amendment No. 2 has been revised in response to this comment.

        8.    In the penultimate paragraph, either remove the words reflecting that the letter is rendered as of the date written above or refile an opinion on the day you want the registration statement to go effective.

Response:    The opinion of Stikeman Elliott LLP attached as Exhibit 5.1 to Amendment No. 2 has been revised in response to this comment.

Revenue recognition, page F-8

        9.    We have reviewed your response to prior comment 37. Please disclose your income statement classification policy for shipping and handling costs incurred in accordance with EITF 00-10. If as you state, the company does not charge separate shipping and handling costs, but rather charges the customer for the complete product delivered to the customer's designated location, disclosure of those facts should be made. We assume shipping costs are included in cost of sales. However, there is a Delivery caption under operating expenses. Tell us and disclose, as necessary, the nature of the costs included in the Delivery caption.

Response:    Further to our discussions with the Staff, additional disclosure in response to this comment has been added to page 28 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies" of Amendment No. 2 in response to this comment.

        10.    The company indicates that it transports most of its products directly to customers via its own fleet of trucks, through independent trucking firms and through a logistics company owned by a director. The company also states that revenue is recognized when delivery of the product to the customer has occurred. We assume that delivery is considered to occur at the customer destination. Please advise, and clarify your accounting policy note, as necessary.

Response:    Further to our discussions with the Staff, additional disclosure in response to this comment has been added to page 28 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies" of Amendment No. 2.

Note 2—Accounting Policies: Income Taxes, pages F-10
Note 4—Income Taxes, pages F-13

        11.    We have reviewed your response to prior comment 41. Please disclose the amount of undistributed earnings of foreign subsidiaries for which deferred taxes have not been provided in accordance with paragraph 44 of SFAS 109 and paragraph 14 of APB 23. The potential deferred tax asset based on the $52,951,307 amount of undistributed earnings in foreign subsidiaries would be fairly material and the disclosure is required by SFAS 109 and APB 23.

Response:    Further to our discussions with the Staff, additional disclosure in response to this comment has been added to page 29 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies" of Amendment No. 2 in response to this comment.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Response:    Prior to requesting acceleration of the effective date of the Registration Statement, the Company will provide the requested statement. A form of the "Tandy" letter is attached hereto as Appendix A

Very truly yours,
/s/ Erin P. Brennan
Erin Powers Brennan

Cc:
D. Bryan Jones
Christopher H. Pickwoad
Gus Rodriguez
Nathan N. Cheney
Brigitte Lippmann
Christopher B. Edwards
Dennis J. White
David A. Cifrino
André J. Roy
Richard B. Aftanas

Appendix A

April    , 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  Novamerican Steel Inc.
      Amendment No. 1 to Form F-3 Filed on March 30, 2005
          File No. No. 333-122923
          and
      Form 20-F for the Fiscal Year Ended November 27, 2004
      File No. 0-29506

  "Tandy" Letter

Ladies and Gentlemen:

Novamerican Steel Inc. (the "Company"), in response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") commenting on the above-referenced Form F-3 and Form 20-F (the "Filings"), hereby acknowledge that:

    •
    should the Commission or the staff, acting pursuant to delegated authority, declare the Form F-3 effective, it does not foreclose the commission from taking any action with respect to the Filings;

    •
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form F-3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

    •
    the Company may not assert staff comments and declaration of effectiveness as a defense in any proceedings initiated by the Securities and Commission or any person under the federal securities laws of the United States.

Very truly yours,
NOVAMERICAN STEEL INC.

Christopher H. Pickwoad Chief Financial Officer and Executive Vice President